EXHIBIT 23.1

                         Consent of Independent Auditors



The Board of Directors
Pinnacle Systems, Inc.

         We consent to the incorporation herein by reference of our reports dated July 24, 2000, (except as to the second paragraph of Note 5(a), which is as of September 27, 2000) relating to the consolidated balance sheets of Pinnacle Systems, Inc. and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2000, and the related financial statement schedule, which reports appear in the June 30, 2000, annual report on Form 10-K of Pinnacle Systems, Inc.

         We also consent to the reference to our firm under the heading "Experts" in the registration statement.



                                        /s/ KPMG LLP


Mountain View, California
December 4, 2000